February 10, 2004


Branden T. Burningham, Esq.
455 East 500 South, #205
Salt Lake City, Utah 84111

Re:          Omni Medical Holdings, Inc., a Utah corporation (the "Company")

Dear Mr. Burningham:

               Thank you for your letter dated February 9, 2004, regarding the S-8 proposals of the Securities and Exchange Commission, which I have reviewed.

               I am not a public relations person for the Company. I have not and do not intend to raise any funding for the Company. The services that I have rendered for the benefit of the Company include providing advice, documentation and information only to the Company regarding the services I have performed as outlined in the Compensation Agreement, and that no services rendered under the Compensation Agreement shall be "capital raising" services as that term is defined in applicable securities laws, rules and regulations, or services that may be deemed to be services that promote or maintain a market for the securities of the Company, or services that relate to a "reverse" reorganization or merger.

               I acknowledge receipt of a copy of the Consulting Agreement and that I have access to the website of the Securities and Exchange Commission where I have reviewed all reports filed by the Company with the Securities and Exchange Commission during the past 12 months.

          Thank you.


                                         Very truly yours,

                                         /s/ Kathleen L. Morrison